November 19, 2009


Securities and Exchange Commission		    Via Overnight Mail and EDGAR
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-158141/811-08052

Dear Ms. Sazzman:

Symetra Life Insurance Company ("Symetra Life") is providing a response to your telephonic comments on November 17, 2009 for the above-referenced filing on Form N-4.

1.	The Group Annuity Contract

		The staff asked Symetra Life to explain the material rights and obligations of the Contractholder and whether they are reflected in the prospectus.

	Symetra Life believes that the prospectus does accurately reflect the Contract's material terms. The material rights and obligations are as follows:

	-	The Contractholder, typically the employer or trust, would make
		the threshold decision with regards to purchasing the
		Contract as a funding vehicle for the Plan and agreeing to remit Purchase Payments to Symetra Life on behalf of those
		Participants who enroll and are issued Certificates.    The
		general description on page 10 of the prospectus explains that the Contract is issued generally to the employer or trust to make available to the Participant certain tax deferral features under the Code and to help the Participant invest on a tax-deferred basis for retirement.

	-	The Contractholder has an enforceable agreement with Symetra
		Life that is reflected in the Contract as provided on page 10 of the prospectus. Each Certificate evidences the Participant's interest in the Contract as provided on page 10 of the prospectus. The Certificate would reflect the Contract's terms, and the Contractholder would have the ability to require that we issue a Certificate that accurately reflects the terms of the Contract, including provisions related to Participant-level fees and charges, Investment Options, annuity options, charges and expenses, withdrawal and surrender provisions, and death benefits. All of these Participant-level provisions are fully explained in the prospectus.

	-	The Contractholder may also examine the Contract and reject it
		under the "Right to Examine" provision as explained on page 12 of the prospectus and in the Contract. The Contractholder is advised to carefully examine the Contract before entering into a replacement arrangement as explained on page 29 of the prospectus.

	-	The Plan may enter into an arrangement to reduce or eliminate
		certain Contract charges as explained on page 28 of the prospectus. This would be reflected in the Contract issued to the Contractholder and apply to all Certificates issued under the Contract.

	-	The Contractholder may discontinue the Contract at any time as
		explained on page 29 and simply stop sending Purchase Payments to us for investment on behalf of Participants. The Contractholder can also direct us to distribute Participant Account Value in certain types of qualified plans as also explained on page 29.

	-	The Contractholder may instruct us to prohibit additional
		Purchase Payments under the Contract for existing Participants or prohibit new Participants under the Contract as provided on page 29 of the prospectus.

	-	The Contractholder may provide us instructions on how to
		distribute Participant Account Values established under the Contract as provided on page 29 of the prospectus.

	The prospectus attempts to balance the initial purchase decision that the Contractholder will make that will establish the Contract as an investment vehicle for the Plan and the on-going enrollment process where each Participant is determining whether to enroll in the Contract and remit contributions from the Plan into the Contract. Because the Contract is typically funding a defined contribution plan where the primary investment decisions are made by the individual Participant and, as explained on page 10, the Participant bears the cost of the Contract fees and expenses, the disclosure regarding those Participant-level benefits and costs is written primarily for the Participant. However, the prospectus disclosure related to Participant-level benefits and costs reflects the contractual terms agreed to by the Contractholder at the initial sale.

	In a typical sale, the prospective Contractholder, usually a representative of the employer, would review the prospectus, including the Investment Options available under the Contract and the other features and benefits in the Contract available to Participants. The prospective Contractholder would recognize, however, that Participants will be driving the significant investment decisions associated with the investments in the Contract, including whether to enroll in the Contract, how much money to defer into the Contract, which Investment Options to select and allocation of funds among those Investment
	Options.   The Contractholder would be primarily interested in those
	costs and benefits that affect the Participants and how those costs and benefits are disclosed to Participants. The relevant Participant-level benefits and charges are provided for in the Contract and discussed throughout the prospectus. They are the Participant-level provisions that we are bound to offer to the Contractholder's Participants, and they are described in the Contract. This is similar to the prospectus disclosure that Symetra Life has reviewed related to other insurance companies' registered group variable annuity prospectuses, as pointed out in our previous correspondence to the staff on September 29, 2009.

2.	Taxes

		The staff asked Symetra Life to disclose whether Certificates would be amended in the event of tax law changes and whether notice would be provided to Participants.

	On page 37 of the prospectus "Amendments to the Contract and Certificate," we disclose that the Certificate would be amended and written notice provided to the Participant. We have also added that disclosure to "Possible Tax Law Changes" on page 35 of the prospectus as requested by the staff.

3.	Tandy Representation

		In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

	-	The Separate Account is responsible for the adequacy and
		accuracy of the disclosures in the filings;
	-	The Staff's comments or suggested changes to the disclosure in
		response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
	-	The Separate Account may not assert staff comments as a
		defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Symetra Life appreciates the staff's time and attention to its review of the registration statement and hopes that this explanation answers the staff's comments. Symetra Life would like to move forward as quickly as possible since it has planned for a December 7th effective date. Please let me know if there is anything further we can do to expedite the process.

Please let me know if there is any additional information you require. Thank you in advance for your assistance in this matter.

Sincerely,

/s/Jacqueline M. Veneziani
Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.